FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on April 3 2007

EXHIBIT 1

STEALTHGAS INC. ANNOUNCES AGREEMENT TO ACQUIRE FOUR LPG CARRIERS AND TIME CHARTER EXTENSIONS FOR SIX EXISTING VESSELS

ATHENS, GREECE, April 3, 2007.  STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today that it has entered into  agreements to acquire three second-hand and one new building LPG carriers for an aggregate purchase price of $51 million. Upon completion of these acquisitions and the delivery of a previously announced newbuilding, the “Gas Haralambos”, STEALTHGAS fleet will consist of 34 vessels in total with a carrying capacity of 150,769 cbm.

The “Gas Icon”, is a 1994 built, 5,000 cbm Fully Pressurized (“F.P.”) LPG carrier. Upon its expected delivery to STEALTHGAS in July 2007, it will be deployed under a 12 month time charter to an oil major.

The “Gas Sikousis”, is a 2006 built, 3,500 cbm Fully Pressurized (“F.P.”) LPG carrier.  Upon its expected delivery to STEALTHGAS in July 2007, it will be deployed under a time charter for 22 months to an oil major. The charter for this vessel also includes, at the charter’s option, two one-year extensions, the first to be negotiated in May 2009 upon the expiration of the initial term of the charter.

The “Gas Kalogeros”, is a 5,000 cbm Fully Pressurized (“F.P.”) new building LPG carrier was delivered ex-yard to her original owners in March 2007 and is expected to be delivered to STEALTHGAS around July 2007. The vessel will be delivered with a ten-month time-charter to an oil major.

The “Gas Sophie”, is a 1995 built 3,500 cbm, Fully Pressurized (“F.P.”) LPG carrier and is expected to be delivered to STEALTHGAS around October 2007.

The “Gas Kalogeros” and the “Gas Sikousis” will be purchased from affiliated parties whereas the “Gas Icon” and the “Gas Sophie” will be purchased from non-affiliated parties.

New Time Charter Agreements:

STEALTHGAS INC. also announced that it has extended its time charters for 6 vessels, the “Gas Zael”, the “Gas Nemesis”, the “Gas Spirit”, the “Gas Sincerity”, the “Gas Legacy” and the “Gas Shanghai” each to an oil major as described below.

The “Gas Zael” has extended its time charter for an additional 12 months which commenced in March 2007 to an oil major.

Both the “Gas Nemesis” and the “Gas Spirit” have extended their time charters  for 12 months, commencing from June 2007 to an oil major.

The “Gas Legacy” and the “Gas Sincerity” have extended their time charters for 12 months, commencing in April and July 2007, respectively, each to an oil major.

“The Gas Shanghai” has extended its time charter for 12 months commencing in September 2007 to an oil major.

The aggregate revenue per calendar month for the above six time charters is $1,413,250. In addition, the aggregate revenue per calendar month of the time charters for three of the new LPG carriers that STEALTHGAS has agreed to acquire is $713,250 per calendar month.

CEO Harry Vafias commented, “We are very pleased to announce both the new acquisitions to our fleet later in this year along with the previously announced “Gas Haralambos”. With these acquisitions, we will bring our fleet to 34 ships in total, thus giving us approximately 13% market share of the handysize LPG sector of 3,000 to 8,000 cbm vessels while lowering the average age of our fleet to 10.3 years against the industry average of 17 years. We have also continued our policy of having the majority of our fleet on period employment and are pleased to announce the extensions of six charters plus three out of the four new vessels we are acquiring already have fixed employment arranged for them. As of today, we have 96% period coverage on our fleet and in excess of 85% of our fleet days for 2007 are now covered by fixed employment.”

Updated Fleet Profile and Fleet Deployment:

The table below describes our fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration
CURRENT FLEET
Gas Cathar	7,517	F.P.	2001	Oct-05	Time Charter	Aug-07
Gas Marathon	6,572	F.P.	1995	Nov-05	Bareboat	Oct-07
Gas Chios	6,562	F.P.	1991	Oct-05	Time Charter	Mar-08
Gas Amazon	6,526	F.P.	1992	May-05	Time Charter	Nov -07
Gas Flawless	6,300	F.P.	2007	Feb-07	Time Charter	Feb-09
Gas Monarch	5,018	F.P.	1997	Dec-05	Time Charter	Jun-07
Gas Nemesis (6)	5,016	F.P.	1995	Jun-06	Time Charter	June-07
Lyne (1)	5,014	F.P.	1996	May-06	Bareboat	May-09
Gas Emperor	5,013	F.P.	1995	Feb-05	Time Charter	Jun-07
Birgit Kosan	5,012	F.P.	1995	Apr-05	Bareboat	Oct-07
Catterick	5,001	F.P	1995	Nov-05	Time Charter	Jan-08
Sir Ivor (2)	5,000	F.P.	2003	May-06	Bareboat	May-09
Gas Sincerity (8)	4,123	F.P.	2000	Nov-05	Time Charter	Jul-07
Gas Spirit (7)	4,112	F.P.	2001	Dec-05	Time Charter	Jun-07
Gas Zael	4,111	F.P.	2001	Dec-05	Time Charter	Mar-08
Gas Courchevel	4,109	S.R.	1991	Nov-04	Time Charter	May-07
Gas Prophet (3)	3,556	F.P.	1996	Oct-04	Bareboat	Sep-09
Gas Shanghai (5)	3,526	F.P.	1999	Dec-04	Time Charter	Sep-07
Gas Czar	3,510	F.P.	1995	Feb-06	Time Charter	Nov-07
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Apr-08
Gas Fortune	3,500	F.P.	1995	Feb-06	Time Charter	Dec-07
Gas Eternity (4)	3,500	F.P.	1998	Mar-06	Bareboat	Apr-10
Gas Artic	3,434	S.R.	1992	Apr-05	Bareboat	Apr-09
Gas Ice	3,434	S.R.	1991	Apr-05	Bareboat	Apr-08
Batangas	3,244	F.P.	1995	Jun-06	Bareboat	Jul-08
Gas Crystal	3,211	S.R.	1990	Nov-05	Spot	N/A
Gas Oracle	3,014	F.P.	1990	Dec-05	Time Charter	Dec-07
Gas Prodigy	3,014	F.P.	1995	Oct-05	Time Charter	Dec-07
Gas Tiny	1,320	S.R.	1991	Oct-04	Time Charter	Jan-09
FLEET TOTAL	126,769 Cbm
29 VESSELS
Additional Vessels (with expected delivery date)
Gas Haralambos	7,000	F.P.	Oct-07	Oct-07	-	-
Gas Kalogeros (9)	5,000	F.P.	Jul-07	Jul-07	Time Charter	May-08
Gas Icon (10)	5,000	F.P.	1994	Jul-07	Time Charter	Jul-08
Gas Sikousis (11)	3,500	F.P.	2006	Jul-07	Time Charter	May-09
Gas Sophie	3,500	F.P.	1995	Oct-07	-	-
FLEET TOTAL	150,769 cbm
34 VESSELS

•

F.P.: Fully-Pressurized

•

S.R.: Semi-Refrigerated

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(1) Lyne is employed under a bareboat charter until May 2009. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year.

•

(2) Sir Ivor is employed under a bareboat charter until May 2009. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year.

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(3) Gas Prophet has for the three year duration of her bareboat charter been renamed the M.T. Ming Long.

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(4) Gas Eternity will, from the commencement of her three year bareboat charter in March 2007, be renamed the M.T Yu Tian 9.

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(5) Gas Shanghai is currently employed under a time charter until September 2007. Thereafter she will be employed on a further twelve months time charter.

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(6) Gas Nemesis is currently employed under a time charter until June 2007. Thereafter she will be employed on a further twelve months time charter.

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(7) Gas Spirit is currently employed under a time charter until June 2007 and thereafter she will be employed for a further twelve months time charter.

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(8) Gas Sincerity is currently employed under a time charter until July 2007 and thereafter she will be employed on a further twelve months time charter.

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(9) Gas Kalogeros upon delivery in July 2007 will be employed under a time charter for ten months with an oil major

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(10) Gas Icon upon delivery in July 2007 will be employed under a time charter for twelve months with an oil major

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(11) Gas Sikousis upon delivery in July 2007 will be employed under a time charter for twenty-two months with an oil major

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 29 LPG carriers with a total capacity of 126,769 cubic meters (cbm). In addition, the company has agreed to acquire two newbuilding LPG carriers expected to be delivered to STEALTHGAS INC. in July and October 2007 respectively. It has also entered into agreements to acquire three additional LPG carriers with expected delivery between July and October 2007. Once these acquisitions are complete, STEALTHGAS INC’s fleet will be composed of 34 LPG carriers with a total capacity of 150,769 cubic meters (cbm).   STEALTHGAS’s shares are listed on NASDAQ and trade under the symbol “GASS”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated:  April 3, 2007                    By:            /s/ Andrew J. Simmons

                                             ----------------------------------

                                             Andrew J. Simmons

                 Chief Financial Officer